EXHIBIT 99.14 Consent of  Barrie Hancock & Associates Inc.

EXPERT CONSENT

The undersigned hereby consents to (i) the filing of the written disclosure regarding the technical report entitled “Prairie Creek Property Northwest Territories, Canada Technical Report for Canadian Zinc Corporation” with an effective date of June 15, 2012 and other information pertaining to the mineral reserves, mineral resources and the mine plan for the Prairie Creek Property in the Annual Information Form (the “AIF”) for the year ended December 31, 2012 of Canadian Zinc Corporation (the “Company”) and (ii) the use of the name, Barrie Hancock & Associates Inc, in the AIF, and the Annual Report on Form 40-F of the Company for the year ended December 31, 2012 and any amendments thereto incorporating by reference the Company’s AIF and the Annual Report on Form 40-F.

Dated this 19th day of March, 2013.

Barrie Hancock & Associates Inc.

/s/ Barrie Hancock & Associates Inc.